UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2016

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

______________________________

(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

______________________________

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date: April 28, 2016	By:	/s/ Wang Jian
Name: Wang Jian Title: Joint Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION AND PROPOSED CHANGE OF DIRECTORS, INDEPENDENT NON-EXECUTIVE DIRECTORS AND SUPERVISORS

AMENDMENTS TO THE ARTICLES OF ASSOCIATION

The “Resolution on the Amendments to the Article relating to Profit Distribution in the Articles of Association of the Company (the “Articles of Association”)”《關於修改本公司《公 司章程》（「公司章程」）分紅相關條款的議案》was considered and approved at the 2016 third regular meeting (the “Board Meeting”) of the seventh session of the board (the “Board”) of directors (the “Directors”) of China Eastern Airlines Corporation Limited (the “Company”). It was agreed to amend Article 157(D) of the Articles of Association. Such amendments are subject to approval by the 2015 annual general meeting of the Company.

The original Article 157(D) of the Articles of Association:

Conditions and proportion of distribution of cash dividends by the Company:

Proposal and implementation of cash dividends distribution by the Company shall be subject to the following conditions:

(1)	The Company records a profit for the year, and the audit institution issues an unqualified audited report on the Company’s financial statements for that particular year;

(2)	The distributable profit (i.e. the after-tax profit of the Company after making up for losses, allocation to the statutory common reserve fund and discretionary common reserve fund) realized by the Company for the year is positive in value;

(3)	The Company has sufficient cash flow, and distribution of cash dividends will not affect the Company’s normal operation and sustainable development.

Provided that the Company is in good operating condition and has sufficient cash flow to meet the needs for its normal operation and sustainable development, the Company will proactively distribute cash dividends in return to its shareholders, and the accumulated profit distribution made in cash by the Company in the latest three years shall not be less than 30% of the average annual distributable profit in the latest three years. In the event that the said payout ratio of cash dividends cannot be met due to special reasons, the board of directors may adjust the payout ratio of dividends according to actual circumstances and state the reasons therefor.

The amended Article 157(D) of the Articles of Association:

Conditions and proportion of distribution of cash dividends by the Company:

Proposal and implementation of cash dividends distribution by the Company shall be subject to the following conditions:

(1)	The Company records a profit for the year, and the audit institution issues an unqualified audited report on the Company’s financial statements for that particular year;

(2)	The distributable profit (i.e. the after-tax profit of the Company after making up for losses, allocation to the statutory common reserve fund and discretionary common reserve fund) realized by the Company for the year is positive in value;

(3)	The Company has sufficient cash flow, and distribution of cash dividends will not affect the Company’s normal operation and sustainable development.

Provided that the Company is in good operating condition and has sufficient cash flow to meet the needs for its normal operation and sustainable development, the Company will proactively distribute cash dividends in return to its shareholders, and the accumulated profit distribution made in cash by the Company in the latest three years shall not be less than 30% of the average annual distributable profit attributable to the owners of the parent company in the consolidated statements in the latest three years. In the event that the said payout ratio of cash dividends cannot be met due to special reasons, the board of directors may adjust the payout ratio of dividends according to actual circumstances and state the reasons therefor.

PROPOSED CHANGE OF DIRECTORS AND INDEPENDENT NON-EXECUTIVE

DIRECTORS

The resolution on nomination of Directors and independent non-executive Directors of the eighth session of the Board was considered and approved at the Board Meeting. It was agreed that Mr. Liu Shaoyong, Mr. Ma Xulun, Mr. Xu Zhao, Mr. Gu Jiadan, Mr. Li Yangmin, Mr. Tang Bing and Mr. Tian Liuwen shall be nominated as candidates for Directors of the eighth session of the Board, and Mr. Li Ruoshan, Mr. Ma Weihua, Mr. Shao Ruiqing and Mr. Cai Hong Ping shall be nominated as candidates for independent non-executive Directors of the eighth session of the Board, and decided to submit this resolution to the 2015 annual general meeting of the Company for consideration and approval.

The Board received the resignation letter tendered by Mr. Ji Weidong on 11 December 2015. Mr. Ji Weidong will cease to act as an independent non-executive Director and a member of the Audit and Risk Management Committee and Development and Planning Committee of the Board with effect from the conclusion of the 2015 annual general meeting of the Company. Mr. Ji Weidong confirms that there is no disagreement between him and the Board and there is no matter relating to his resignation that needs to be brought to the attention of the shareholders of the Company. For details of the resignation of Mr. Ji Weidong, please refer to the announcement of the Company dated 11 December 2015.

The Board announces that, Mr. Cai Hong Ping is proposed to be appointed as an independent non-executive Director with his term of service being the same as the eighth session of the Board (i.e. until the conclusion of the 2018 annual general meeting of the Company). His appointment will be subject to the approval by the shareholders of the Company at the 2015 annual general meeting of the Company.

The biographical details of Mr. Cai Hong Ping are as follows:

Mr. Cai Hong Ping, aged 61, male, with Chinese Hong Kong nationality, currently serves as the chairman of AGIC Industrial Promotion Capital 4.0. He worked for the Industrial and Transportation Management Committee of the Shanghai Government and Sinopec Shanghai Petrochemical Company Limited (“Sinopec Shanghai”) from 1987 to 1991. He participated in the entire listing process of Sinopec Shanghai in Hong Kong and the United States and is one of the founders of H shares in China. From 1992 to 1996, he acted as a member of the Overseas Listing Team for Chinese Enterprises under the Restructuring Committee of the State Council and the chairman of the Joint Committee of Board Secretaries for H Share Companies in China. He served as a joint director of the investment banking division of Peregrine Investments Holdings Limited in Asia from 1997 to 2006, chairman of the investment banking division of UBS AG in Asia from 2006 to 2010, chairman of Deutsche Bank in the Asia Pacific region from 2010 to 2015 and independent director and chairman of the audit committee of Minmetals Development Co., Ltd. (“Minmetals Development”) (600058) from 29 April 2015 to 31 December 2015. Later, he resigned from Minmetals Development after being appointed as an external director of China Minmetals Corporation. Mr. Cai graduated from Shanghai Fudan University, majoring in mass communications.

There is no service contract between the Company and Mr. Cai Hong Ping in respect of his proposed appointments as an independent non-executive Director of the Company. The remuneration of Mr. Cai Hong Ping will be determined according to the remuneration policy of the Company, his responsibilities and the prevailing market conditions.

As far as the Directors are aware and save as disclosed above: (i) Mr. Cai Hong Ping does not presently, and did not in the last 3 years, hold any other position in the Company or any of its subsidiaries; (ii) Mr. Cai Hong Ping has not held any other directorship in the last 3 years in public companies the securities of which are listed on any securities market in Hong Kong or overseas; (iii) Mr. Cai Hong Ping has no other major appointment or professional qualification; (iv) Mr. Cai Hong Ping does not have any other relationship with any director, senior management or substantial or controlling shareholder of the Company; and (v) Mr. Cai Hong Ping does not have, or is not deemed to have, any interests in any shares or underlying shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Mr. Cai Hong Ping confirms that he has met the independence requirements as set out in Rule 3.13 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

Save as disclosed herein, the Board is not aware of any other matter in relation to the proposed appointment of Mr. Cai Hong Ping which is required to be disclosed pursuant to Rule 13.51(2) of the Listing Rules and any other matter that needs to be brought to the attention of the shareholders.

PROPOSED CHANGE OF SUPERVISORS

The resolution on nomination of candidates for the eighth session of the supervisory committee of the Company (the “Supervisory Committee”) was considered and approved at the fourteenth meeting of the seventh session of the Supervisory Committee on 28 April 2016. It was agreed that Mr. Xi Sheng, Mr. Ba Shengji and Mr. Jia Shaojun shall be nominated as the shareholder representative supervisors of the eighth session of the Supervisory Committee of the Company, and decided to submit this resolution to the 2015 annual general meeting of the Company for consideration and approval.

The Company announces that, Mr. Jia Shaojun is proposed to be appointed as a shareholder representative supervisor with his term of service being the same as the eighth session of the Supervisory Committee (i.e. until the conclusion of the 2018 annual general meeting of the Company). His appointment will be subject to the approval by the shareholders at the 2015 annual general meeting of the Company.

The biographical details of Mr. Jia Shaojun are as follows:

Mr. Jia Shaojun, aged 48, is currently head of the financial department of China Eastern Air Holding Company* (中國東方航空集團公司) (“CEA Holding”). Mr. Jia was general manager of the financial department and secretary of party general branch of the financial department of the Company. He served as general manager of the finance and accounting department of the Company from December 2011 to November 2012 and head of the audit department of CEA Holding from November 2012 to May 2014. He has acted as head of the financial department of CEA Holding since May 2014. Mr. Jia graduated from Civil Aviation College of China and Fudan University School of Management, holding an executive MBA degree. He is qualified as a senior accountant.

There is no service contract between the Company and Mr. Jia Shaojun in respect of his proposed appointment as a supervisor of the Company. The remuneration of Mr. Jia Shaojun will be determined according to the remuneration policy of the Company, his responsibilities and the prevailing market conditions.

As far as the Directors are aware and save as disclosed above: (i) Mr. Jia Shaojun does not presently, and did not in the last 3 years, hold any other position in the Company or any of its subsidiaries; (ii) Mr. Jia Shaojun has not held any other directorship in the last 3 years in public companies the securities of which are listed on any securities market in Hong Kong or overseas; (iii) Mr. Jia Shaojun has no other major appointment or professional qualification; (iv) Mr. Jia Shaojun does not have any other relationship with any director, senior management or substantial or controlling shareholder of the Company; and (v) Mr. Jia Shaojun does not have, or is not deemed to have, any interests in any shares or underlying shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Save as disclosed herein, the Board is not aware of any other matter in relation to the proposed appointment of Mr. Jia Shaojun which is required to be disclosed pursuant to Rule 13.51(2) of the Listing Rules and any other matter that needs to be brought to the attention of the shareholders.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Joint Company Secretary
Shanghai, the People’s Republic of China
28 April 2016

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Xu Zhao (Director), Gu Jiadan (Director), Li Yangmin (Director, Vice President), Tang Bing (Director, Vice President), Tian Liuwen (Director, Vice President), Ji Weidong (Independent non-executive Director), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director) and Shao Ruiqing (Independent non-executive Director).

* For identification purpose only